AcelRx Pharmaceuticals, Inc.

351 Galveston Drive

Redwood City, CA 94063

July 7, 2020

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:      Paul Fischer

RE:	Withdrawal of Acceleration Request for AcelRx Pharmaceuticals, Inc. Registration Statement on Form S-3 Filed June 12, 2020 File Number: 333-239156

Ladies and Gentlemen:

AcelRx Pharmaceuticals, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) withdraw the Registrant’s request for acceleration, dated July 6, 2020 (with Accession Number 0001437749-20-014610), of the effective date of the Registrant’s Registration Statement on Form S-3 (File No. 333-239156) (the “Registration Statement”) which requested that the Commission cause such Registration Statement to become effective on July 9, 2020, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission.

Thank you for your assistance. If you should have any questions, please contact Robert Phillips at (415) 693-2020, or in his absence, David Ambler at (650) 843-5899.

[Signature Page Follows]

Very truly yours, AcelRx Pharmaceuticals, Inc.

By:	/s/ Raffi Asadorian
Name:	Raffi Asadorian
Title:	Chief Financial Officer

cc:	Ruben Garcia, AcelRx Pharmaceuticals, Inc. Mark B. Weeks, Cooley LLP Robert W. Phillips, Cooley LLP David R. Ambler, Cooley LLP